Exhibit 99.2

C3IS INC.

331 KIFISSIAS AVE.

14561 ATHENS, GREECE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T01582-P55376         KEEP THIS PORTION FOR YOUR RECORDS

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THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.       DETACH AND RETURN THIS PORTION ONLY

C3IS INC. The Board of Directors recommends you vote FOR the following: 1. Election of Directors		For All ☐	Withhold All ☐	For All Except ☐	To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below.

Nominees: 01) Harry N. Vafias 02) George Xiradakis

The Board of Directors recommends you vote FOR the following proposal:						For	Against	Abstain

2.	Ratification of appointment of Deloitte Certified Public Accountants S.A. as the Company’s independent auditors for the year ending December 31, 2026.					☐	☐	☐

The Board of Directors recommends you vote FOR the following proposal:						For	Against	Abstain

3.

Approval of one or more amendments to our Restated Articles of Incorporation, as amended, to effect one or more reverse stock splits of our issued and outstanding shares of common stock, at a ratio of not less than one-for-two and not more than one-for-1,000 and in the aggregate of not more than one-for-1,000, inclusive, with the exact ratio to be determined by our Board of Directors in its discretion; provided each such reverse stock split is effected within three years of such approval.

						☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

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T01583-P55376

C3IS INC.

2026 ANNUAL MEETING OF STOCKHOLDERS

July 17, 2026, 11:00 a.m. Greek Local Time

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The stockholder(s) hereby appoint(s) Dr. Diamantis Andriotis and Nina Pyndiah, or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock or Series A Convertible Preferred Stock of C3IS INC. that the stockholder(s) is/are entitled to vote at the 2026 Annual Meeting of Stockholders to be held on Friday, July 17, 2026 at 11:00 a.m. Greek local time, at the Company’s principal executive offices at 331 Kifissias Avenue, Kifissia 14561 in Athens, Greece, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE